UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 000-56857

NURAN WIRELESS INC.

(Registrant)

1 2150 Cyrille-Duquet Street, Suite 100

Quebec, Quebec, G1N 2G3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NURAN WIRELESS INC.
(Registrant)

Date: July 16, 2026	By	/s/ Francis Letourneau
Francis Letourneau
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Amended and Restated Condensed Interim Consolidated Financial Statements for the months ended March 31, 2026 and 2025

99.2	Amended Management’s Discussion and Analysis for the months ended March 31, 2026 and 2025

99.3	Certification of Amended Interim Filings CEO dated 10, 2026

99.4	Certification of Amended Interim Filings CFO dated 10, 2026